EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
	December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007
Fixed Charges
(+) Interest Exp & Amortization of Deferred Fin Cost	1,633	2,441	18,082	35,870	41,292
(+) Rent	3,207	3,882	4,628	5,942	7,283
(-) 2/3 of Rent as non interest	(2,138)	(2,588)	(3,085)	(3,962)	(4,856)

Total Fixed Charges	2,702	3,735	19,625	37,851	43,720

Earnings
Pretax earnings	20,516	26,444	27,875	78,163	94,080
(+) Minority Interest	—	—	(2,261)	(8,727)	(1,068)
(+) Fixed Charges	2,702	3,735	19,625	37,851	43,720

Total Earnings	23,218	30,179	45,239	107,287	136,732

Ratio of Earnings to fixed Charges	8.59	8.08	2.31	2.83	3.13